U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Olsen                                   Michael                 S.
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   (Last)                            (First)              (Middle)

111 Lost Lake Court
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                                    (Street)

Mars                                    PA                      16046
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

June 16, 2000
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

###-##-####
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Harnischfeger Industries, Inc.       OTC Bulletin Board:  HRZIQ
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Vice President, Controller and Chief Accounting Officer
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

N/A
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


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None.
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Employee stock options
(Right to Buy) (1)       10/09/95   10/09/05        Common Stock           1,800           $31.25            D               --
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Employee stock options
(Right to Buy) (1)       10/13/96   10/13/06        Common Stock           1,800            37.88            D               --
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Employee stock options
(Right to Buy) (1)       08/23/98   08/23/08        Common Stock           4,500            16.69            D               --
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Employee stock options
(Right to Buy) (1)       10/14/98   10/14/08        Common Stock             524             6.85            D               --
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Employee stock options
(Right to Buy) (2)      05/20/92    05/20/02        Common Stock           4,817            19.46            D               --
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
Explanation of Responses:

(1) Options granted under the Harnischfeger Industries, Inc. 1996 Stock Incentive Plan. Options under the plan become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date of grant.

(2) Options granted under the Joy Technologies Inc. ("Joy") 1991 Stock Option and Equity Incentive Plan. These options were converted to Harnischfeger Industries, Inc. ("HII") Common Stock under the Agreement and Plan of Merger entered into between HII and Joy dated November 29, 1994. Options under the Joy plan become exercisable in 20% increments at five 12-month intervals commencing 1 year from the date of grant and expire 10 years after the date of grant.

     /s/ Michael S. Olsen                                        6/23/00
---------------------------------------------            -----------------------
      **Michael S. Olsen                                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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